Exhibit 99.1

22 August 2023

Exodus Reports Second Quarter 2023 Results

Exodus Movement, Inc. (tZERO: EXOD), (“the Company” or “Exodus”) the leading self-custodial cryptocurrency software platform, has announced its fiscal 2023 results for the second quarter ended June 30, 2023. The Company reported second quarter revenue of $12.4 million and net income of $1.9 million.

Second Quarter 2023 Financial Highlights

In USD millions, except percentages	Q2 2023	Q2 2022 (restated))	% Change	H1 2023	H1 2022 (restated)	% Change
Revenue	$12.4	$13.0	(4%)	$25.7	$28.4	(9%)
Total Cost of Revenues	7.1	7.6	(6%)	14.0	15.2	(8%)
Operating Expenses	3.8	23.8	(84%)	9.3	36.9	(75%)
Income / (Loss) from Operations	1.5	(18.4)	-	2.5	(23.7)	-
Operating Margin	12%	(142%)	-	10%	(83%)	-
Net Income (Loss)	$1.9	$(14.9)		$2.7	$(18.2)
Adjusted EBITDA[1]	$4.1	$(4.5)		$7.6	$(3.8)

“Exodus has extended its lead among self-custodial wallets as we continue to add significant technical and engineering achievements,” said JP Richardson, CEO and co-founder of Exodus. “Accordingly, the next step for Exodus is to provide our technology to other companies, often called Wallet-as-a-Service or Infrastructure-as-a-Service. Our partners will benefit from the solid technical foundation that Exodus offers.”

“Our product launches in Q2 included Robinhood Connect. Robinhood users can purchase crypto to hold in Exodus with Robinhood cash and buying power. We’ve also brought full support for the leading Ethereum Layer-2 solutions, Arbitrum and Optimism, to Exodus. Furthermore, Matic staking is live in Exodus Mobile.”

1 Non-GAAP metric. For a reconciliation of Net Income to Adjusted EBITDA, please refer to the reconciliation table at the end of this press release.

Second Quarter Operational and Other Financial Highlights

●
Exchange provider processed volume - $591.5 million in Q2 2023, down 12% YoY from Q2 2022. Bitcoin, USDT, and Ethereum were the top assets traded in Q2 2023, at 27%, 16%, and 12% of volume, respectively.

●	Exodus monthly active users[2] - 772,839 in Q2 2023, down 6% from the 817,972 MAUs in Q2 2022.
●	Adjusted EBITDA[3] - $4.1 million in Q2 2023, an increase from ($4.5 million) in Q2 2022.
●	Downloads - 653,884 downloads across Exodus Mobile, desktop, and the Web3 wallet, down 6% from 696,208 in Q2 2022.
●	Digital assets and cash[4] - $106.7 million, including $46.2 million in bitcoin and $55.0 million in cash, cash equivalents and Treasury bills as of June 30, 2023.
●	Full-time equivalent team members- 195 full-time equivalents, a decrease of 95, or 33% from the prior year period.
●	Customer response time - average response time of less than sixty minutes to human support.

Webcast Details

Exodus will host a webcast of its second quarter 2023 fiscal results beginning at 3:30PM (Eastern Time) on August 24, 2023. To access the webcast, please use this link. It will also be carried on the Company’s website www.exodus.com.

Questions for Exodus Management related to the second quarter can be submitted via e-mail at investors@exodus.com in advance of the webcast.

Contact

Customer Support
support@exodus.com

Investor Relations
investors@exodus.com

2  Monthly active users as of June 30, 2023.
3  Non-GAAP metric. See footnotes at the end of this release.
4 Digital assets at Market Value as of June 30, 2023.

About Exodus

Exodus is on a mission to help the world exit the traditional finance system. Founded in 2015, Exodus is a multi-asset software wallet that removes the geek requirement and keeps design a priority to make cryptocurrency and digital assets easy for everyone. Available for desktop, mobile and browser, Exodus allows users to secure, manage and exchange cryptocurrencies like Bitcoin, Ethereum, and more across an industry-leading 10,000+ asset pairs from a beautiful, easy-to-use wallet. The self-custodial functionality is encrypted locally on users' own devices, ensuring privacy, security and complete control over their wealth. For more info visit exodus.com.

Disclosure Information

Exodus uses the following as means of disclosing material nonpublic information and for complying with disclosure obligations under Regulation FD: websites exodus.com/investors and exodus.com/blog; press releases; public videos, calls and webcasts; and social media: X/Twitter (@exodus_io and JP Richardson's feed @jprichardson), Facebook, LinkedIn, and YouTube.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization.

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net income can be found below in the table captioned “Reconciliation of Net Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest income and expense, stock-based compensation expense, impairment, investment income, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss, net.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts. Net income attributable to Exodus stockholders is reconciled to EBITDA and Adjusted EBITDA as follows:

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

		2Q22		1H22
In USD millions	2Q23	(Restated)	1H23	(Restated)
Net income (loss)	$1.9	$(14.9)	$2.7	$(18.3)
Interest income	(0.5)	(0.2)	(0.9)	(0.3)
Income tax expense (benefit)	0.2	(3.4)	0.9	(5.0)
Depreciation and amortization	1.2	0.5	2.2	0.9
EBITDA	$2.8	$(18.0)	$4.9	$(22.7)
(Gain)/loss on impairment of digital assets, net	(0.2)	12.5	(0.6)	16.5
Unrealized (gain)/ loss on investments	(0.1)	0.1	(0.2)	(0.1)
Stock-based compensation	1.6	0.9	3.5	2.4
Adjusted EBITDA	$4.1	$(4.5)	$7.6	$(3.9)

Forward-Looking Statements

This press release contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, and certain business metrics. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to: expectations regarding future customer adoption of Exodus for dApps, DeFi and NFTs compared to its competitors; the ongoing conflict in Ukraine, the impact of sanctions or other restrictive actions, by the United States and other countries, and the potential response by Russia thereto; difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally; unexpected or rapid changes in the growth or decline of our domestic and/or international markets; increasing competition from existing and new competitors; rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry; continued compliance with regulatory requirements; volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets; the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected; the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses; the compromise of user data for any reason; foreign operational, political and other risks relating to our operations; unexpected delays encountered during the audit process; and the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion & Analysis" sections of 2022 Form 1-K. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.